NEWS RELEASE

TSX: CLG; AMEX: CLG

Suite 950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C. Canada V7X 1M4

Tel: 604.608.2557   Fax: 604.608.2559   www.cumberlandresources.com

News Release 05-06

May 12, 2005

Cumberland Reports First Quarter 2005 Financial Results and Summary of Activities

CUMBERLAND RESOURCES LTD. (TSX: CLG; AMEX: CLG) is pleased to report unaudited financial results and summary of activities for the three months ended March 31, 2005.

SUMMARY OF RECENT ACTIVITIES

In the first quarter of 2005 the Company announced the results from the feasibility study on the Company’s 100% owned Meadowbank gold project located in Nunavut, Canada.  Cumberland is advancing Meadowbank towards open pit production of 315,000 ounces of gold per year over an 8.3 year mine life at an estimated total cash cost of US$224 per ounce.  A feasibility study1 was completed by AMEC Americas Ltd. in February 2005 and development permitting is progressing.  Operations from three, shallow open pits are planned to commence in mid-2008, provided final permits and licenses are obtained in early 2006.

Meadowbank Gold Project Production Profile1

Open Pit Mineral Reserves (Proven and Probable)	2,768,000 ounces[2]
Mine Throughput	2.73 Mtpa
Mine Life	8.3 years
Average Annual Production Rate Years 1 to 4 Life of Mine	375,000 ounces 315,000 ounces
Total Cash Cost per Oz. Years 1 to 4 Life of Mine	US$199 US$224

The mineral resource estimate in the feasibility study identified measured and indicated resources3 of 3,326,000 ounces and an additional inferred resource3 of 474,000 ounces.  The following proven and probable open pit reserves are a subset of the mineral resource estimate:

Meadowbank Gold Project Open Pit Mining Reserves (Proven and Probable)2

Open Pit	Ore (t)	Au Grade (g/t)	Contained Ounces
Portage	11,180,000	4.27	1,534,000
Vault	8,469,000	3.18	866,000
Goose	2,247,000	5.09	368,000
Total		3.93	2,768,000

The results of the feasibility study are summarized in the Technical Report prepared by AMEC Americas Ltd. in accordance with National Instrument 43-101 and filed on SEDAR on March 31, 2005.  The Study incorporates improvements to the Meadowbank mine model as a result of a re-design completed in 2004 by the Company and the study manager, AMEC, including increased annual production and mill throughput, changes to open pit scheduling, and a proposed 102 km conventional access road to connect the project to the community of Baker Lake.

In March 2005, the Company announced a planned $3.5 million exploration program at the Meadowbank property.  The Company has planned 7,000 to 9,000 metres of diamond drilling for 2005 and commenced drilling in April.  The two phased exploration program will focus on increasing gold reserves and resources and includes drilling targets at or near existing deposits and other grassroots exploration on the Meadowbank property.

The development of the Meadowbank project is being reviewed under a Nunavut Impact Review Board (NIRB) Part 5 review as provided under Article 12 of the Nunavut Land Claims Agreement.  The Company has submitted a Draft Environmental Impact Study (DEIS) to the NIRB. The report identifies the potential impacts the Meadowbank project will have on the local environment, socio-economic impacts, and the management and mitigation measures required to minimize the impacts of the project while maximizing the benefits.  NIRB has reviewed the DEIS and advanced the project from a conformity review to technical review with pre-hearing conferences scheduled, by NIRB, in June.  Following a period of review and initial hearings, Cumberland will prepare a final EIS document, which will include responses to matters raised through the NIRB review period.  The Company anticipates it could move into the Final EIS stage in the fall of 2005. Final approvals and licenses are anticipated in early 2006.

The engineering and construction schedule for the project assumes that all necessary NIRB approvals and licenses are obtained in early 2006 allowing shipping of equipment and supplies in the 2.5 month 2006 shipping season (mid-July to late September).  Construction of the access road from Baker Lake to the Meadowbank site would commence in the fall of 2006. Upon completion of the access road a mine construction period of 18 months is required with production commencing in mid-2008.

Cumberland also holds a 22% interest (carried to production) in the Meliadine West gold project located in Nunavut Territory.  Comaplex Minerals Corp. is the Operator of the Meliadine West gold project.  In March 2005, Comaplex announced a new resource estimate for the Tiriganiaq deposit and an expanded field program for 2005, including a proposed 16,000 metres of diamond drilling.

FINANCIAL HIGHLIGHTS

At March 31, 2005, the Company had working capital of $36.7 million compared to $37.0 million at December 31, 2004.

The Company incurred a net loss of $0.5 million ($0.01 per share) in the first quarter of 2005 compared to $1.4 million ($0.03 per share) in the first quarter of 2004.  This decrease in net loss is primarily due to the reduction in costs as a result of completion of feasibility and environmental studies in 2005.

In the first quarter of 2005 the Company incurred exploration and development costs at Meadowbank of $1.1 million compared to $2.0 million in the first quarter of 2004.  Meadowbank project costs were lower in the first quarter of 2005 due to the completion of certain environmental studies, engineering consulting services and resource analyses related to the feasibility study.

In January 2005 and January 2004, the Company received the annual $0.5 million option payment from the operator of the Meliadine West joint venture in accordance with the option agreement signed in 1995.  In order to maintain its entire interest, the joint venture operator is obligated to make a $1.5 million option payment to the Company on January 1, 2006 and for each year thereafter until commercial production is achieved.

The Company had no operating revenues in the first three months of 2005 or 2004, as it had not commenced mining operations.

This summary of financial highlights should be read in conjunction with the Company’s first quarter 2005 unaudited financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, both of which are available on www.sedar.com.

Cumberland is a well financed mineral exploration and development company.  The Company completed a feasibility study on the Meadowbank gold project (100% interest) in Nunavut and is advancing the project towards production.  The Company also holds a 22% carried to production interest in the Meliadine West gold project and a 50% interest in the Meliadine East gold project, both located in Nunavut. The shares of Cumberland are traded on the Toronto Stock Exchange and the American Stock Exchange under the symbol CLG.

CUMBERLAND RESOURCES LTD.

”Kerry M. Curtis, B.Sc., Geo.”
President and CEO

For further information contact:  Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

Forward Looking Statements and Risks - This News Release contains “forward-looking statements”, including, but not limited to, statements regarding our expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates. Forward-looking statements express, as at the date of this report, our plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in our AIF filed with the Securities Commissions of the Provinces of British Columbia, Alberta, Ontario, Quebec and Nova Scotia and the Toronto Stock Exchange and in our 20F filed with the United States Securities and Exchange Commission (the “SEC”).

Cautionary Note to U.S. Investors - The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release such as “mineral resources” and “inferred resources” that the SEC guidelines strictly prohibit us from including in our Form 40-F available from us at Suite 950 – 505 Burrard Street, Vancouver, B.C.  V7X 1M4. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

Cautionary Note to U.S. Investors concerning estimates of Indicated Resources – This news release uses the term “indicated” resources. We advise US Investors that while that term is recognized and required by Canadian regulations, the SEC does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources – This news release uses the term “inferred” resources. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an Inferred Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

1 Meadowbank Feasibility Study (First Quarter 2005) – The feasibility study incorporates improvements to the mine model as a result of a re-design completed in 2004 by the Company and the study manager, AMEC Americas Ltd. (“AMEC”). The results from the Study are summarized in a Technical Report, dated March 31, 2005, prepared by AMEC in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101. Construction scheduling and capital cost estimation has been prepared by Merit International Consultants Inc. (“Merit”). Metallurgical and process test work was completed by SGS Lakefield Research Ltd.  Process design was completed by International Metallurgical and Environmental Inc. and AMEC. Supporting geotechnical engineering, hydrogeological and geochemical studies were completed by Golder Associates Ltd. (“Golder”). The Study has been prepared in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101 (“NI 43-101”).  Assumptions include a long term gold price of US$400/oz. and an exchange rate of US$0.75 per Cdn$1.00.

2 Meadowbank Gold Reserves (First Quarter 2005) - The open pit mining reserves have been prepared in accordance with NI 43-101. Mr. Mark Pearson, P.Eng, Principal Mining Engineer with AMEC Americas Limited is the independent Qualified Person responsible for preparation of stated reserves.

3 Meadowbank Gold Resources (First Quarter 2005) - The resource estimates were prepared in conformance with the requirements set out in NI 43-101 under the direction of Mr. Steven J. Blower, P. Geo., of AMEC Americas Limited, who is an independent Qualified Person as defined by NI 43-101.